Document ID: BMDL-12-2765 Revision: 5.0
MOOG

Applies to: All Sites - Companywide
Insider Trading Policy

ACCEPTED
C. Donnini; Treasurer
B. Popovic; Assistant Treasurer
J. Walter; Chief Financial Officer
J. Polniak; Assistant General Counsel – Corporate Governance

USERS

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Document ID: BMDL-12-2765 Revision: 5.0

Revision History:

Revision Number	Date of Change**	Description of Change
1.0	3/23/18	Initial Release; replaces BMDL-12-2191
2.0	4/17/18	Added note in section 1.3
3.0	2/21/19	Update J. Walter’s title; grammar change in section 1.3
4.0	6/25/19	Added section 2.4 on Limit Orders
5.0	10/22/19	Updated language in section 2.2; Updated language on Limit Orders in section 2.4, updated section 2.7 and added section 2.12 on Gifting of Shares
6.0	08/25/2021	Updated Treasurer, Assistant Treasurer and Chief Financial Officer. Added Assistant General Counsel. Added Section 16 Insider Group. Changed language regarding employee stock plan enrollment and changes during blackouts

**Note- This is the date the document was sent out for approval. The actual publication date can be found under “Version History” in the BMDL.

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Document ID: BMDL-12-2765 Revision: 5.0

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Document ID: BMDL-12-2765 Revision: 5.0
1.0PURPOSE
Each of us, in view of our relationship with Moog, has a duty not to use non-public information about Moog to our advantage in the buying or selling of Moog stock. It's a relatively simple concept of fairness, which can be a bit more complex in practice. This policy, therefore, is intended to provide some guidance.
1.1    Insider Trading – General
Certain individuals, particularly Directors, Officers, Finance and Accounting staff, and others in Senior Management positions within Operating Groups and Corporate are specifically designated as either “Section 16,” "Group 1" or "Group 2" Insiders, and are, therefore, subject to the Section 16, Group 1 and Group 2 insider provisions detailed in this policy. All Moog employees, even those not designated as Section 16, Group 1 or Group 2 insiders, may come into possession of material non-public information and are required not to trade in Moog stock until after this information has been disclosed to the public. To do otherwise is a violation of insider trading laws and regulations which can have serious adverse consequences for the individual and Moog.
Material inside information is non-public information, which would reasonably be expected to either:
a.Affect the price of Moog stock or other publicly traded investments (e.g., senior debt instrument / bond) generally referred to as "Securities"; or
b.Influence an investor in deciding whether to buy, sell, or hold the Securities of Moog.
To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is unethical and illegal.
The Securities Exchange Act of 1934 and the Insider Trading and Securities Fraud Enforcement Act of 1988 prohibit insider trading and have legislated civil and criminal penalties for violations. Individuals who trade on inside information or tip information to others face civil penalties of a fine of up to three times the profit gained or loss avoided or $1.0 million (whichever is greater) and criminal penalties of a fine of up to $5.0 million, as well as imprisonment for up to twenty years. The Insider Trading Policy applies to transactions involving Securities directly owned by Moog's Officers, Directors, and employees, and also applies to transactions for accounts in which the Moog Director, Officer, or employee has an interest or an ability to influence transactions. It also applies to transactions by the Director's, Officer's, or employee's spouse, or any member of their household, unless the household member's investment decisions are made independently of the Moog Director, Officer, or employee and the household member has not received inside information. It must be understood, however, that the Director, Officer, employee, and/or household member will bear the burden of demonstrating that the household member has not received inside information.
All personnel who believe they may have inside information and have questions regarding the purchase or sale of the Company's Securities should consult with the Assistant Treasurer or the Treasurer prior to acting.

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Document ID: BMDL-12-2765 Revision: 5.0
1.2    Other Considerations
While this policy addresses insider trading specifically, please be aware that trading in Moog stock, including the exercise of Stock Options and Stock Appreciation Rights ("SARs"), as well as shares obtained through performance-based Restricted Stock Units (“RSUs”) or through the Employee Stock Purchase Plan (“ESPP”), gives rise to other considerations as well. For Section 16 Directors and Officers, there are SEC reporting obligations requiring transactions to be reported within two days. For stock option holders, the tax treatment for shares acquired and sold may be different depending on whether the underlying option is deemed "qualified" or "non-qualified", or a sale is deemed a "disqualifying disposition", which also affects the Company's accounting treatment. Accordingly it is important that Treasury be notified in advance of all such transactions to ensure that all additional considerations are addressed.
1.3    Who is an "Insider" and What is "Material Inside Information?"
An insider is a person who has knowledge of "material inside information”. The basic rule imposed by the SEC is that an insider in possession of material inside information is not allowed to trade company shares when in possession of such material inside information. This rule is in place so that an insider cannot benefit from information that the broader investing public does not know. Material inside information is information that, if publicly disclosed, would have or may have an influence on the stock price. Examples of material inside information include major acquisitions, a significant new contract, loss of a major customer, a potential capital markets offering, and quarterly earnings*. These are a few examples, and there are other situations where inside information could be deemed material. Once such information is publicly disclosed, it is no longer considered inside information.
We have identified three groups of individuals that, based on position and responsibilities, are likely to regularly come into possession of material inside information and, therefore, are subject to additional trading restrictions to prevent the occurrence of a trade that might be considered improper. We call these Section 16 Insiders, Group 1 Insiders and Group 2 Insiders, as detailed below. It should be noted, however, that even if an employee is not listed as a Section 16, Group 1 or a Group 2 Insider, that does not mean the employee is not subject to the SEC insider trading rule and this Insider Trading Policy, should that employee come into possession of material inside information. It merely means that the individual is not presumed to be an "insider" based on position or responsibilities.
1.3.1    Section 16 Insiders
This group includes Directors and Officers of Moog Inc. that qualify as insiders subject to Section 16 of the Securities Exchange Act of 1934. Section 16 details the regulatory filing responsibilities that directors, officers, and principal stockholders are legally required to adhere to. Section 16 imposes filing standards for “insiders,” and defines insiders as (1) Directors; (2) Officers, including each executive officer and, if there is no principal accounting officer, the controller and (3) beneficial owners of more than 10% of the company’s securities. A person is deemed to beneficially own securities if, directly or indirectly, that person has or shares the power to vote or sell those securities.
Section 16 Insiders must obtain pre-trade approval from the Treasurer prior to buying or selling Moog Stock.
Please click here to view Section 16 trading and reporting addendum for additional details and pre-trade approval form.

* Another example of material inside information is knowledge related to a significant cybersecurity event.
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Document ID: BMDL-12-2765 Revision: 5.0
1.3.2    Group 1 Insiders
This group includes Operating and Corporate Group Senior Leadership, Finance and Accounting staff There is a presumption these individuals will likely be in possession of material inside information at both regular intervals as well as when a material event will or may occur. This group is subject to regular “blackout periods” in which they are prohibited from transacting in company stock (other than stock awards exercised and held). Accordingly, these individuals cannot trade shares (a) for a period starting at the end of the 15th day of the month in which a quarter-end occurs (December, March, June and September 15th) until 48 hours after quarterly earnings are released; (b) when in possession of any other material inside information, and (c) when subject to "lock up agreements" related to public equity offerings (typically applies just to Officers and Directors). This prohibition covers both shares owned directly as well as shares owned through the Moog Retirement Savings Plan (although RSP purchases through payroll deduction may continue). Note that if the 15th of the month falls on a day when the market is not open, the blackout period begins at the end of the next trading day. Group 1 Insiders will be sent a reminder communication prior to the beginning of quarterly blackout periods.
1.3.2    Group 2 Insiders
This group of defined insiders includes Operating and Corporate Group Senior Managers, as they are presumed to have access to information on major contract wins and losses, material acquisitions, etc. from time to time. This group is not subject to defined blackout periods as is the first group. While Group 2 insiders will have access to material inside information from time to time, this group is not presumed to have knowledge of material inside information at regular intervals, and thus are not subject to the defined blackout periods. Accordingly, this group is prohibited from trading only whenever in actual possession of material inside information. This prohibition covers both shares owned directly as well as shares owned through the RSP (although RSP purchases through payroll deduction may continue).
Please click here to view the current list of Section 16, Group 1 and Group 2 Insiders.
1.3.3    All Other Moog Employees
While we have identified specific employees and our Directors as individuals who are presumed to have access to material inside information on either a recurring basis or from time to time, please be advised that the same restrictions, (i.e., do not trade on material information until it is publicly disclosed), which apply to our Section 16, Group 1 and Group 2 insiders, also apply to all Moog employees in general. We cannot possibly identify each employee who may from time to time come into possession of material inside information, but each employee should be aware of his or her responsibility not to act upon or share such information.
Sections that follow highlight some of the periods, transactions, and events that each of us need to be aware of, and to comply with, in order to avoid any violations or appearances of violation of the insider trading laws.

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Document ID: BMDL-12-2765 Revision: 5.0
2.0    BLACKOUT PERIODS AND OTHER TRADING RESTRICTIONS
The following sections highlight some of the periods, transactions and events that you need to be aware of and to comply with in order to avoid any violations or appearances of violation of the insider trading laws.
2.1    Blackout Periods
2.1.1    Quarterly
Section 16 Insiders and Group 1 Insiders may not trade in Moog Securities during blackout periods. The quarterly blackout periods begin at the end of the 15th day of the month in which a quarter-end occurs (December, March, June and September 15th). If the 15th of a month falls on a weekend, the blackout period begins at the end of the next trading day (typically that Monday, unless the stock market is closed on that Monday, in which case the blackout period begins at the end of that Tuesday). The blackout continues until 48 hours after each respective quarterly earnings press release. This rule applies to open market purchases and sales, a sale of common stock following exercise of an employee stock option (including a sale by way of a cashless exercise), signing up for or changing elections for participation in employee stock purchase plans, and a transfer of funds in the Moog stock fund of the 401(k) plan, among other transactions. However, ongoing purchases by any person through the employee stock purchase plans pursuant to prior elections are permitted at any time and are not subject to blackout periods. The Audit Committee may permit transactions during the blackout periods upon request where the person making the request is not in possession of material inside information.
2.1.2    Temporary
Temporary blackout periods apply to material company events during which an Insider may know of a material event that has not yet been made public. These include events such as the receipt of a large new contract, a change in management, an acquisition or disposition deemed significant, a lawsuit and any other event that could reasonably be expected to positively or negatively affect the price of Moog stock.
When Moog issues equity securities, Officers and Directors will be subject to "lock up" agreements, which generally prohibit the sale of Moog equity securities for a 90-day period after pricing. During the lock-up period, Officers and Directors are allowed to exercise stock options, but may not pay the exercise price in whole or part through the use of existing Moog common shareholdings (a cashless or partially cashless exercise). Should an Officer or Director desire to sell securities during the lock-up period, specific permission is required from the underwriter of the equity offering.
2.1.3    Proposed Acquisitions or Divestiture
Whenever Moog is actively considering a significant acquisition or divestiture or another significant business relationship (such as a joint venture), or should another company be considering the acquisition of Moog, all Moog employees involved in, or aware of, due diligence or other planning related to the acquisition or business relationship are prohibited from trading in any Securities of Moog and any Securities of the target company if they are publicly traded. There isn't a "bright line" test as to what constitutes a significant acquisition or divestiture, and each instance will be assessed individually.
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Document ID: BMDL-12-2765 Revision: 5.0
2.2    Prohibition Against Short Selling, Engaging in Derivative Transactions and Hedging
2.2.1    Short Selling
Directors, Officers and employees of Moog may not at any time engage in short sales of Moog Securities. A short sale is a sale of a security that the seller does not own at the time of the trade.
2.2.2    Derivative Transactions
Directors, Officers and employees of Moog may not engage in transactions in puts, call or other derivative instruments that relate to or involve Moog Securities.
2.2.3    Hedging
Directors, Officers and employees of Moog may not engage in hedging or monetization transactions or similar arrangements involving Moog Securities, including prepaid variable forward contracts, forward sale or purchase contracts, equity swaps, collars or exchange funds.
2.3    Short Swing Profits - Officers and Directors
The Securities Exchange Act's Section (16(b) rules provides that Officers and Directors of a publicly traded company may not keep any "profit" obtained through the purchase and sale (or sale and purchase) of Securities occurring within a period of less than six months. The grant and exercise of Moog stock options generally do not constitute what is defined as a purchase or a sale (and therefore do not form one half of the type of transactions defined by 16(b)), and as such any shares sold within six months of the exercise of an option or SAR award are not subject to the short swing profit regulations. Further, purchases of Moog shares via the 401(k) plan are not matched with sales outside the 401(k) plan for short swing profit determination.
However, it is possible to inadvertently violate Section 16(b) if any purchase or sales are made outside of the option plan. For example, an inadvertent violation can be committed by way of a transaction involving indirect holdings (i.e. one's spouse or dependent). Section 16(b) does not consider "intent" nor does it assume any logical matching of shares in and out such as LIFO (last-in first-out) or FIFO (first-in, first-out). It simply provides that any purchase and sale (or sale and purchase) occurring within a six-month period is a violation of the rule and requires the "disgorgement" of any profit on the transactions. The Section 16(b) rules are complex and each officer and director is encouraged to seek legal advice before initiating any transaction that could fall within such rules.
2.4    Limit Orders
A limit order is an order to buy or sell a stock at a specific price or better. A buy limit order is only executed at the limit price or lower, and a sell limit order is only executed at the limit price or higher. A limit order is not guaranteed to execute.
An individual who is a Section 16 insider or Group 1 insider who wishes to enter into a limit order other than a day limit order must do so by utilizing a 10b5-1 Plan (see 2.5), which will allow for such a trade to occur during a blackout. A day limit order is applicable only on the day on which it was placed. An individual who is a Group 2 insider who wishes to enter into a limit order other than a day limit order, may, but does not have to do so, by utilizing a 10b5-1 Plan. If a Group 2 insider does not utilize a 10b5-1 Plan, he/she can only enter into a limit order when not in possession of material non-public information. Further, if he/she becomes aware of material inside information while having a limit order placed, he/she must immediately cancel the limit order. Guidelines to establish a 10b5-1 Plan can be found here.
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Document ID: BMDL-12-2765 Revision: 5.0
2.5    10b5-1 Trading Plans
Section 10b5-1 trading plans enable insiders to trade shares during periods they would normally be prohibited from trading. When entering into such plans, insiders are committing in advance to a trading plan, must not be aware of material inside information at the time the plan is put into effect, cannot influence when a transaction is to occur, and are entering into the plan in good faith. All such plans must be implemented during an open trading window, and trading under a 10b5-1 plan is to commence no earlier than one month after the plan is implemented. The Officer, Director or key employee entering into a 10b5-1 trading plan is to submit the plan to the Assistant Treasurer or Treasurer who will coordinate review and approval of the proposed plan with legal counsel.
While 10b5-1 plans provide a means to trade during regular or temporary blackout periods, they do not relieve the insider from SEC "Rule 144" reporting obligations (if applicable), nor from the short swing profit regulations. Each trade under such a plan is to be reported to Treasury to ensure Form 4 filing obligations applicable to Directors and Officers are met, and the appropriate tax and accounting treatment is applied.
2.6    Options (not issued under a Moog stock option plan)
Directors, Officers and employees of Moog may not at any time buy or sell options on Moog Securities. (This does not apply to the exercise and sale of stock related to options issued under Moog's Stock Option plans.)
2.7    401(k) Plan (Retirement Savings Plan)
Group 1 and Group 2 insiders during a Quarterly or Temporary Blackout, as well as any employee having material inside information regarding Moog may not transfer funds into the Moog stock funds within our 401(k) (Retirement Savings Plan) plan or make a new election to participate in or change an existing election in the Moog stock funds, nor sell shares held in the Moog stock fund. However, ongoing purchases based on prior election of Moog stock through the plan pursuant to a prior election are allowed.
2.8    Employee Stock Purchase Plan (ESPP)
Group 1 and Group 2 insiders during a Quarterly or Temporary Blackout, as well as any employee having material inside information regarding Moog may not sell shares held through the ESPP, sign up for or change elections for participation in employee stock purchase plans. However, ongoing purchases by any person through the employee stock purchase plans pursuant to prior elections are permitted at any time and are not subject to blackout periods
2.9    Stock Options (Company issued)
An employee may exercise a vested stock option any time. Any stock acquired upon such exercise may not be sold if the employee has material inside information regarding Moog and, of course, may not be sold during regular or temporary blackout periods.
If (a) the option is exercised during a regular blackout period; or (b) the employee has material inside information or (c) the option is subject to a lock-up agreement, the option must be paid for with cash.  If neither (a), (b), or (c) applies, the employee may utilize a Cashless Exercise, as defined below.
A Cashless Exercise includes:
a.The surrender of Moog stock to pay the cost to exercise the option.
b.The "net settlement" of a stock option, in which the option holder pays the exercise price with a portion of the shares he/she is exercising.

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Document ID: BMDL-12-2765 Revision: 5.0
2.10    Stock Appreciation Rights (SARs)
An employee holding SARs may convert a vested SAR to common stock at any time. Any stock acquired upon such exercise may not be sold if the employee has material inside information regarding Moog, during regular or temporary blackout periods, or when subject to a "lock up" agreement.
2.11    Restricted Stock Units (RSUs)
Stock acquired resulting from the settlement of performance-based RSUs may not be sold if the employee has material inside information regarding Moog, during regular or temporary blackout periods, or when subject to a "lock up" agreement.
2.12    Gifting of Shares
Shares may not be gifted by Group 1 Insiders during a blackout period, nor by any employee who has material inside information.

Please share the Insider Trading Policy with those individuals in your respective areas as you deem appropriate. If you have any questions or concerns regarding the policy, please contact a member of Corporate Finance (listed on page 1).
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